UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)

Akero Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00973Y 108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,656,585 shares of common stock (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,656,585 shares of common stock (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,656,585 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.8% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant VI GP LP”) and Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC” and together with Versant VI and Versant VI GP LP, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Versant VI.  Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP and may be deemed to have voting and investment power over the securities held by Versant VI.  Bradley Bolzon, Jerel Davis, Kirk Nielsen, Clare Ozawa, Robin Praeger and Tom Woiwode are the Managing Directors of Versant VI GP LLC and share voting and dispositive power over the shares held by Versant VI.

(3) This calculation is based upon 28,558,653 Common Shares outstanding as of November 8, 2019, as reported on the Issuer’s 10-Q filed with the SEC on November 12, 2019.

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,656,585 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,656,585 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,656,585 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.8% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant VI GP LP”) and Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC” and together with Versant VI and Versant VI GP LP, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Versant VI.  Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP and may be deemed to have voting and investment power over the securities held by Versant VI.  Bradley Bolzon, Jerel Davis, Kirk Nielsen, Clare Ozawa, Robin Praeger and Tom Woiwode are the Managing Directors of Versant VI GP LLC and share voting and dispositive power over the shares held by Versant VI.

(3) This calculation is based upon 28,558,653 Common Shares outstanding as of November 8, 2019, as reported on the Issuer’s 10-Q filed with the SEC on November 12, 2019.

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,656,585 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,656,585 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,656,585 shares of common stock (2)

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.8% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant VI GP LP”) and Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC” and together with Versant VI and Versant VI GP LP, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) These shares are held by Versant VI.  Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP and may be deemed to have voting and investment power over the securities held by Versant VI.  Bradley Bolzon, Jerel Davis, Kirk Nielsen, Clare Ozawa, Robin Praeger and Tom Woiwode are the Managing Directors of Versant VI GP LLC and share voting and dispositive power over the shares held by Versant VI.

(3) This calculation is based upon 28,558,653 Common Shares outstanding as of November 8, 2019, as reported on the Issuer’s 10-Q filed with the SEC on November 12, 2019.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Akero Therapeutics, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Akero Therapeutics, Inc.
Address of Issuer’s Principal Executive Offices: 170 Harbor Way, 3rd Floor South San Francisco, CA 94080

Item 2
	(a)	Name of Person(s) Filing: Versant Venture Capital VI, L.P. (“Versant VI”) Versant Ventures VI GP, L.P. (“Versant VI GP LP”) Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC”)
	(b)	Address of Principal Business Office: c/o Versant Venture Management, LLC One Sansome Street, Suite 3630 San Francisco, CA 94104
	(b)	Citizenship: Entities: Versant VI - Delaware Versant VI GP LP - Delaware Versant VI GP LLC - Delaware
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 00973Y 108

Item 3
Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Versant VI	3,656,585	3,656,585	0	3,656,585	0	3,656,585	12.8%
Versant VI GP LP	0	0	3,656,585	0	3,656,585	3,656,585	12.8%
Versant VI GP LLC	0	0	3,656,585	0	3,656,585	3,656,585	12.8%

(1) This calculation is based upon 28,558,653 Common Shares outstanding as of November 8, 2019, as reported on the Issuer’s 10-Q filed with the SEC on November 12, 2019.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
See Items 2(a) and 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

Versant Venture Capital VI, L.P.

By: Versant Ventures VI GP, L.P.
Its: General Partner
By: Versant Ventures VI GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.

By: Versant Ventures VI GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Exhibit 1

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Akero Therapeutics, Inc. is filed on behalf of each of us.

February 14, 2020

Versant Venture Capital VI, L.P.

By: Versant Ventures VI GP, L.P.
Its: General Partner
By: Versant Ventures VI GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.

By: Versant Ventures VI GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director